Exhibit 5.1

January 8, 2016

Midwest Holding Inc.
2900 S. 70th Street, Ste. 400
Lincoln, NE 68506
Attention: Mark A. Oliver

Gentlemen:

We have acted as special counsel for Midwest Holding Inc., a Nebraska corporation (the “Company”) in connection with a plan and agreement of merger (the “Merger Agreement”) dated December 18, 2015, by and among Northstar Financial Corp., a Minnesota Corporation (“Northstar”), the Company and Midwest Acquisition Minnesota, Inc., a Minnesota corporation (“Acquisition”). Capitalized terms herein have the same meaning as in the Merger Agreement and the associated the proxy statement – prospectus in a registration statement under Form S-4 of the Company to be filed with the U.S. Securities and Exchange Commission relating to the aforesaid plan and agreement of merger among the Company, Northstar and Acquisition (hereafter “Proxy Statement - Prospectus”)

We have examined the Articles of Incorporation of the Company as filed with the Nebraska Secretary of State, the Bylaws of the Company, and the minutes of the meetings and records of proceedings of the Board of Directors of the Company, the applicable laws of the State of Nebraska and a copy of the Proxy Statement - Prospectus.

Based upon the foregoing, and having regard for such legal considerations as we deemed relevant, we are of the opinion that when issued pursuant to the Proxy Statement - Prospectus, the above-referenced shares of Common Stock of the Company shall have been legally issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as part of the Proxy Statement – Prospectus and the Merger Agreement and to the reference to our name under the heading “Legal Matters” in the Proxy Statement - Prospectus.

Very truly yours,

Jones & Keller, P.C.

/s/ Jones & Keller, P.C.